Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc. Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

Businesswire

Spire to Present at Upcoming Canaccord Genuity 41st Annual Growth Conference

August 09, 2021 06:45 AM Eastern Daylight Time

VIENNA, Va. & RESTON, Va.—(BUSINESS WIRE)—Spire Global, Inc. (“Spire Global”, “Spire”, or “the Company”) a leading global provider of space-based data, analytics, and space services, announced today that CEO Peter Platzer will virtually present at the upcoming Canaccord Genuity 41st Annual Growth Conference. Spire’s presentation is scheduled to take place Thursday, August 12 at 3:00 PM ET. A live webcast of the presentation will be available here.

Spire executives will also be available for one-on-one meetings throughout the conference. For more information about the conference or to schedule a one-on-one meeting with management, please contact your Canaccord Genuity representative.

Earlier this year, Spire announced a planned business combination with NavSight Holdings Inc. (NYSE: NSH).

Special Meeting of NavSight Stockholders to Approve Business Combination

On July 26, 2021, Spire announced that the registration statement on Form S-4 (File No. 333-256112) of NavSight relating to the previously announced merger of NavSight and Spire (the “Business Combination”) was declared effective by the U.S. Securities and Exchange Commission as of July 22, 2021. A previously announced special meeting of NavSight’s stockholders (the “Special Meeting”) is expected to be held on August 13, 2021 at 10:00 AM ET to, among other things, allow stockholders to vote to approve the proposed Business Combination. The Special Meeting will be completely virtual and conducted via live webcast. Stockholders of record of NavSight common stock as of the close of business on the record date of June 21, 2021 may vote at or before the Special Meeting. If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon the closing of the Business Combination, the parties expect that the combined company will operate as Spire Global, Inc., and that the shares of common stock and the warrants of the combined company are expected to be listed on New York Stock Exchange under the symbols “SPIR” and “SPIR.WS,” respectively.

NavSight stockholders who need assistance voting, have questions regarding the Special Meeting, or would like to request documents may contact NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191, by telephone at (571) 500-2236, or by email at jack@navsight.com, or NavSight’s proxy solicitor D.F. King & Co., Inc. by calling (800) 207-3158 or banks and brokers can call at (212) 269-5550, or by emailing NSH@dfking.com.

About Spire Global, Inc.

Spire is a leading global provider of space-based data, analytics, and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Glasgow, Luxembourg, and Singapore. To learn more, visit http://www.spire.com.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. (“NavSight”) (NYSE: NSH) is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information and Where to Find It

In connection with the proposed Business Combination (the “Proposed Transaction”), NavSight has filed the Registration Statement with the SEC, which includes a proxy statement which has been distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the Proposed Transaction, and an information statement to Spire’s stockholders regarding the Proposed Transaction. NavSight has mailed a definitive proxy statement/prospectus/information statement and other relevant documents to its stockholders of record as of June 21, 2021, the record date established for the Special Meeting. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus/information statement, any amendments thereto and any other documents filed or that will be filed with the SEC carefully and in their entirety as they become available because they will contain important information about NavSight, Spire and the Proposed Transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus/information statement and other documents filed with the SEC by NavSight (when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its final prospectus filed on July 22, 2021 (the “NavSight Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement, the NavSight Prospectus and other relevant materials filed or that will be filed with the SEC regarding the Proposed Transaction as they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and NavSight Prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements about the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and Spire. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (iv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in the NavSight Prospectus under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or Spire’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor Spire presently know or that NavSight and Spire currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and Spire’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and Spire anticipate that subsequent events and developments will cause NavSight’s and Spire’s assessments to change. However, while NavSight and Spire may elect to update these forward-looking statements at some point in the future, NavSight and Spire specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and Spire’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Spire Global, Inc.:

Hillary Yaffe

hillary.yaffe@spire.com

For NavSight Holdings, Inc.:

Jack Pearlstein

jack@navsight.com